SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240. 13d-2
(Amendment No.     )*

Penumbra, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
70975L107
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70975L107	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arani Bose
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,281,518 (See Item 4(a)(i) below).
	6.	SHARED VOTING POWER 264,144 (See Item 4(a)(ii) below).
	7.	SOLE DISPOSITIVE POWER 1,281,518 (See Item 4(a)(i) below).
	8.	SHARED DISPOSITIVE POWER 264,144 (See Item 4(a)(ii) below).
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,662 (See Item 4(a) below).
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% (See Item 4(a) below).
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13G

Item 1(a).		Name of Issuer: Penumbra, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices: One Penumbra Place, 1351 Harbor Bay Parkway, Alameda, California 94502

Item 2(a).		Name of Persons Filing: Arani Bose

Item 2(b).		Address of Principal Business Office or, if None, Residence: One Penumbra Place, 1351 Harbor Bay Parkway, Alameda, California 94502

Item 2(c).		Citizenship: United States of America

Item 2(d).		Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).		CUSIP Number: 70975L107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 1,545,662 shares of Common Stock consisting of (i) 1,281,518 shares of Common Stock over which Mr. Bose exercises sole voting and dispositive power, which includes (x) 731,518 shares held by Arani Bose, (y) 250,000 shares held by Arani Bose 2009 Family Trust, for which Mr. Bose acts as Investment Advisor, and (z) options to purchase 300,000 shares of Common Stock that are exercisable within 60 days of December 31, 2015 held by Arani Bose, and (ii) 264,144 shares of Common Stock over which Mr. Bose may be deemed to exercise shared voting and investment power, which includes (x) 14,144 shares held by Arani & Shumita Bose and (y) 250,000 shares held by Shumita Bose 2009 Family Trust, for which Shumita Bose acts as Investment Advisor.

	(b)	Percent of class: 5.0% (percentage ownership is calculated based on 30,667,970 shares of common stock outstanding as of December 31, 2015).
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 1,281,518 (See (a)(i) above).
	(ii)	Shared power to vote or to direct the vote: 264,144 (See (a)(ii) above).
	(iii)	Sole power to dispose or to direct the disposition of: 1,281,518 (See (a)(i) above).
	(iv)	Shared power to dispose or to direct the disposition of: 264,144 (See (a)(ii) above).

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [✓ ].

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.		Identification and Classification of Members of the Group.

Not applicable.

Item 9.		Notice of Dissolution of Group.

Not applicable.

Item 10.		Certifications.

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Dated: February 11, 2016

/s/ Arani Bose
	Name:	Arani Bose

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